

Thomas Glaser · 2nd in

Building Singularity

Cincinnati, Ohio Area · 500+ connections · **Contact info**

OneCare, Inc.

Tulane University

Experience



Founding Partner, Chairman

OneCare, Inc.

Mar 2016 – Present · 4 yrs 4 mos

Cincinnati Metro

The OneCare Platform empowers care, connecting, data, and analytics. We are the leader in remote mobile monitoring technology and the first stand-alone, direct cellular-connected certified wrist wearable on the low power wide area (LTE-M) network.

Founder/Managing Partner

Glaser Partners

2000 – Present · 20 yrs

Cincinnati Metro

PARTNERSHIP, CAPITAL AND BIG DREAMS

About Glaser Partners

...see mor

Founder/CEO

The Glaser Capital Corporation

1991 – 2001 · 10 yrs

Full-Service Capital Markets, Brokerage, Research, and Trading firm focused on emerging growth companies. Investment banking focus was Healthcare/HealthTech and early-stage disruptive. Public market research focus was underfollowed, institutionally underowned, and special situations



Previous Wall Street Experience

Goldman Sachs

1985 – 1990 · 5 yrs

Education

Tulane University

BSM, Finance, Psychology

Activities and Societies: President Sigma Chi



NYU Stern School of Business

Finance, Capital Markets

Broadway Producer, New York

Volunteer Experience

Fundraiser, Contributor

United Way, Big Brothers

Skills & Endorsements

Management · 30

Eric Martz and 29 connections have given endorsements for this skill

Strategy · 28

 Endorsed by **Bill Carpou and 2 others who are highly skilled at this**

Strategic Planning · 18

Michael Koory and 17 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (3)**



Meryl Holland

Poetic Brand Strategist /Consultant Defines a Deeply Unique Value in Brands. Wine Beauty Toys YOU @a.brand.new.you

November 22, 2017, Thomas was a client of Meryl's

Meryl's work is differentiating and vision setting. I am able t speak and write about myself in a memorable, compelling, a authentic way. Meryl's words, yes, but based on her extens interview and research process that extends to the client stakeholders so that her knowledge is intensely intim... **See**



Stephen Gluck

Equity Trading, PE, Start-Ups, Renewables,

March 6, 2015, Thomas was a client of Stephen's

Steve's capital market understanding, experience and accomplishments are at the highest level. Combined with h integrity and demeanor, Steve represents an association wi whom I am proud to have experienced

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